                            SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                     Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant [ ]

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Check the appropriate box:

[X]  Preliminary Proxy Statement        [ ]   Confidential, for Use of the
                                              Commission Only (as permitted by
                                              Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement

[ ]  Definitive Additional Materials

[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                        The May Department Store Company
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                May Company Independent Shareholders' Committee
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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Notes:

May Company Independent Shareholders' Committee
2100 L Street, N.W.
Suite 210
Washington, DC  20037

Dear May Company Shareholder:


     We wish to make you aware that we are sponsoring two shareholder proposals that will be considered at the 1997 annual meeting of The May Department Stores Company. We are the May Company Independent Shareholders' Committee, a committee independent of May Company management formed by the Union of Needletrades, Industrial and Textile Employees ("UNITE") and the Southern Regional Joint Board of UNITE for the purpose of sponsoring these proposals. The Southern Regional Joint Board is the beneficial owner of 50 shares of the Company's common stock, and pension trusts organized for the retirement benefit of members of UNITE, a labor organization headquartered in New York, New York, hold approximately 53,418 shares of the Company's common stock.

     The first proposal is an anti-poison pill proposal. It will be presented in the form of an amendment to the By-Laws the terms of which provide for the elimination of the Company's current poison pill rights plan and require shareholder approval before this type of anti-takeover device can be authorized in the future.

     Our second proposal asks the Board of Directors to improve compliance with its current vendor standards of conduct by implementing additional monitoring and posting requirements in accordance with "best practices" adopted by certain major retailers. We believe that the Company's existing Vendor Responsibility Program, while in line with comparable policies at similarly situated companies, has not been effective enough in preventing the Company from receiving merchandise which has been produced by suppliers tied to worker abuse and sweatshop scandals because it relies too heavily on written representations by the Company's suppliers. Publicity surrounding these violations has had a negative impact on our Company's image. Accordingly, we believe a system that includes closer monitoring of May Company contractors is advisable.

     To ensure success in the future, the May Company must receive a strong message from its shareholders at this time. We urge you to review the proxy materials carefully and to vote your shares at this year's Annual Meeting. Thank you for your consideration.

Sincerely,

May Company Independent Shareholders' Committee


Michael R. Zucker

                                                              PRELIMINARY COPIES

                May Company Independent Shareholders' Committee
                              2100 L Street, N.W.
                             Washington, DC  20037
                                   Suite 210
                                 (202) 785-5690

                                PROXY STATEMENT
                                       OF
                MAY COMPANY INDEPENDENT SHAREHOLDERS' COMMITTEE
                             IN CONNECTION WITH THE
                      1997 ANNUAL MEETING OF SHAREHOLDERS
                      OF THE MAY DEPARTMENT STORES COMPANY


                                                            April __, 1997


          The May Company Independent Shareholders' Committee (the "Independent Shareholders' Committee") is furnishing this Proxy Statement in connection with the solicitation of proxies for use at the Annual Meeting (the "Annual Meeting") of Shareholders of The May Department Stores Company ("May Company" or the "Company") to be held on Friday, May 23, 1997 at the Cervantes Convention Center, St. Louis, Missouri at 10:00 a.m. C.S.T. or at any adjournment thereof. Copies of this Proxy Statement and form of proxy are being mailed by the Independent Shareholders' Committee to shareholders on or about April __, 1997. The mailing address of the principal executive offices of the Company is 611 Olive Street, St. Louis, Missouri, 63101-1799.

          The Independent Shareholders' Committee is a committee independent of May Company management, formed by the Union of Needletrades, Industrial and Textile Employees ("UNITE") and the Southern Regional Joint Board of UNITE for the purpose of sponsoring two shareholder proposals that will be considered at the Annual Meeting. The Southern Regional Joint Board of UNITE is the beneficial owner of 50 shares of the Company's common stock, and pension trusts organized for the retirement benefit of members of UNITE, a labor organization headquartered in New York, New York, hold approximately 53,418 shares of the Company's common stock. The Southern Regional Joint Board is comprised of various UNITE local affiliates located in the Southeastern region of the United States. See "Information Concerning the Independent Share holders' Committee-- UNITE and Southern Regional Joint Board" and "--Certain Relationships."

          The Independent Shareholders' Committee will make the following two proposals at the Annual Meeting:

1. An amendment to the Company's By-Laws, the terms of which amendment provide for the elimination of the Company's "poison pill" rights plan, and subject future poison pills to shareholder approval; and

2. Strengthening the Company's Vendor Responsibility Program through closer monitoring of vendors and contractors, and effectively communicating the Company's Vendor Standards of Conduct to employees producing merchandise for sale in May Company stores.

          The Independent Shareholders' Committee urges all shareholders to attend the meeting in person. If you are unable to attend in person and wish to have your shares voted, please sign and date the enclosed proxy and return it in the postpaid envelope as promptly as possible. By returning the enclosed proxy, shareholders will be able to vote on all matters described in Management's proxy statement, including the election of its nominees to the Board of Directors.

      PLEASE SIGN, DATE AND RETURN TODAY THE ENCLOSED BLUE PROXY CARD TO:

                MAY COMPANY INDEPENDENT SHAREHOLDERS' COMMITTEE
                              2100 L STREET, N.W.
                                   SUITE 210
                             WASHINGTON, DC  20037
                                (202) 785-5690

        RESOLUTIONS PROPOSED BY THE INDEPENDENT SHAREHOLDERS' COMMITTEE

INDEPENDENT SHAREHOLDERS' COMMITTEE PROPOSAL: ANTI-POISON PILL BY-LAW AMENDMENT
-------------------------------------------------------------------------------
         (Proposal (e) on the Proxy Card; not on Management Proxy Card)

We propose that the shareholders of the Company adopt the following resolution:

"RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article XIII of the Company's By-Laws, the share owners of The May Department Stores Company (the "Company") hereby amend the Company's By-Laws to add the following article, such amendment to be effective immediately upon approval by holders of a majority of the outstanding shares of stock present, in person or by proxy, at the meeting of share owners at which such resolution is proposed:

The Company shall not adopt or maintain any rights plan or similar agreement, commonly referred to as a "poison pill," which is designed to impede, or has the effect of impeding, the acquisition of a block of stock in excess of a specified threshold and/or merger or other transaction between a significant shareowner and the Company, unless such plan or agreement has theretofore been approved by holders of a majority of the outstanding shares of stock at a general or special meeting of share owners, and the Company shall redeem any such plan or agreement in effect as of the date of adoption of this Article of the By-Laws, including without limitation the Company's 1994 Rights Agreement. Anything to the contrary notwithstanding, this Article may not be amended, modified or repealed, except by holders of a majority of the outstanding shares of stock."

The intent of this proposal is to eliminate the poison pill currently in place at May Company and to require shareholder approval for the adoption of any future poison pill.

          The Company's Board of Directors first adopted a rights agreement, commonly known as a poison pill, in 1986. Such rights agreement originally had a ten-year term; however, in 1994 the Company amended and extended such rights agreement through 2004. The amended and extended rights agreement is referred to herein as the "Rights Agreement."

          Under the Rights Agreement, one right has been declared for each Common Share outstanding. Each right entitles shareholders to purchase, under certain conditions, one four-hundredth of a share of the Company's Junior Participating Preference Shares at a purchase price of $150. The rights will be exercisable if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding Common Stock or has announced a tender offer upon consummation of which said person or group would own 20% or more of the Company's outstanding Common Stock. Rights held by the 20%-or-more holder will become void. The rights will expire on August 31, 2004, unless redeemed earlier by the Board of Directors. The Company may redeem the rights for $.01 per share subject to adjustment. For a more complete summary of the Rights Agreement, see the Company's Report on Form 8-K dated September 2, 1994, which is incorporated herein by reference.

          The Company's Rights Agreement is an anti-takeover device which effectively prevents a change in control of the Company without the approval of the board of directors. Triggering the poison pill affects the bidder by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. We feel the poison pill forces potential investors to negotiate acquisitions with management, instead of making their offer directly to shareholders.

          In 1996, according to the Investor Responsibility Research Center, shareholder support for proposals opposing pills increased to 53.4%, the highest support of any issue that proxy season. Such proposals received eight majority votes in 1996: Weyerhauser, Rite Aid, Fleming, Supervalu, Rowan, Baker Hughes, Wellman, and Consolidated Natural Gas.

          Our Company has historically been a stable and profitable corporation. However, the Company has a number of corporate governance practices limiting shareholder control. In addition to the poison pill, the May Company currently has a classified board of directors and does not have a confidential voting policy, and does not allow cumulative voting. We believe our Company's performance not only makes defensive measures such as these unnecessary, but reflects a lack of accountability to shareholders that clashes with the Company's strengths in other areas. As a retailer that has for years been ahead of the curve strategically, our Company should also seek to be a leader in the area of corporate governance. We believe that shareholders should be able to decide for themselves whether to accept an offer for their stock without interference in the form of a poison pill.

          We have not proposed a precatory shareholder resolution on the poison pill because a number of companies have chosen to ignore the wishes of shareholders to eliminate or prevent the creation of these devices despite majority votes in favor of such voluntary resolutions. Proposals like ours, which seek to eliminate and prevent poison pills by amending company by-laws, have been proposed at other companies including Fleming Companies, Inc. and Harrah's Entertainment Inc.

          The Company has already stated in its proxy statement that it intends to exercise its discretionary authority to vote against our proposal should it be properly presented at the annual meeting. We do not believe that the Company
has the right to exercise such discretionary authority.   We believe an
amendment to the By-Laws to immediately eliminate our Company's poison pill is the best way to increase Board accountability and shareholder value.

LEGAL ISSUES RELATING TO THE ANTI-POISON PILL PROPOSAL


          While we believe that the anti-poison pill by-law is valid, we recognize that the Delaware courts have not considered the validity of it or any similar by-law and, therefore, have not resolved the extent to which stockholder-adopted by-laws may limit the authority of a board of directors to oppose, or to adopt or employ defensive measures against, takeover bids. Accordingly, it is uncertain whether the anti-poison pill by-law would survive a Delaware court challenge. However, there is some support for the validity of the anti-poison pill by-law in a recent Oklahoma Federal Court decision involving an Oklahoma corporation. The court required a corporation to include in its proxy statement for its 1997 annual shareholders meeting a proposal to adopt a by-law requiring the board of directors to redeem the existing poison pill and to submit any successor poison pill to a shareholder vote. IBTGF v.
                                                                     --------
Fleming Companies, Inc., No.Civ-96-1650 - A (1997).  This decision is not
-----------------------
binding on Delaware courts.

          We believe that Section 109 of the Delaware General Corporation Law authorizes the enactment of the anti-poison pill by-law. Section 109(a) gives stockholders the power to "adopt, amend or repeal By-laws." Section 109(b) states: "The by-laws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers OR THE RIGHTS OR POWERS OF ITS STOCKHOLDERS, DIRECTORS, officers or employees" (emphasis added). [In a review of the Delaware General Corporation Law, and the certificate of incorporation and by-laws of the Company, we have not discovered any provisions that bar stockholders from adopting the anti-poison pill by-law. We believe that Section 141(a) of the Delaware General Corporation Law does not bar the adoption of the anti-poison pill by-law. That section states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, EXCEPT AS MAY BE OTHERWISE PROVIDED IN THIS CHAPTER or in its certificate of incorporation" (emphasis added).

          We believe that the adoption of the anti-poison pill by-law is not inconsistent with Section 141(a) for two reasons. First, if Section 141(a) is read as granting the board of directors exclusive authority over the business and affairs of the corporation, that grant is qualified by the phrase "except as may be otherwise provided in this chapter or in its certificate of incorporation." The savings clause leaves room for the grant of authority in
Section 109 for stockholders to adopt by-laws, such as the anti-poison pill by-law, which relate to the rights and powers of stockholders and directors. Second, we believe that any reading of Section 141(a) that invalidated the anti-poison pill by-law would make meaningless Section 109's broad grant of authority for stock holders to adopt by-laws relating to the rights or powers of stockholders and directors.

          We also believe that the anti-poison pill by-law does not conflict with Delaware case law dealing with the fiduciary duties of boards of directors. In certain cases, courts interpreting Delaware law have, on the basis of particular facts presented, upheld reasonable defensive measures adopted by directors who, in good faith and upon reasonable investigation, believed that a hostile offer posed a danger to corporate policy and effectiveness, even though a majority of the stockholders may have tendered their shares. We believe that these cases do not support invalidating the anti-poison pill by-law because in none of those cases was the board's discretion limited by a by-law previously adopted by stockholders pursuant to their powers under Section 109, nor did the court consider the stockholders' authority to adopt such a by-law. We believe it is inherent in the Delaware scheme of corporate law that while the board is entitled to exercise its judgment in responding to a tender offer or other takeover bid, its judgment must be exercised within the framework of statutes, charter provisions and by-laws which in certain instances limit the actions that directors may take even when the directors believe that their chosen course of action is in the best interests of stockholders.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.
                    ---

                 INDEPENDENT SHAREHOLDERS' COMMITTEE PROPOSAL:
                 ---------------------------------------------
           STRENGTHENING MAY COMPANY'S VENDOR RESPONSIBILITY PROGRAM
           ---------------------------------------------------------
                        (Proposal (d) on the Proxy Card)

We propose that the shareholders of the Company adopt the following resolution:

          "RESOLVED, that the shareholders of The May Department Stores Company (the "Company" or "May Company") hereby request that the Board of Directors review compliance with its "Vendor Standards of Conduct," and prepare a report at reasonable expense, which would be available to shareholders by November 1997. The report should describe the Company's current and future compliance efforts and plans. We further request that our Company add the following compliance related measures to its vendor policies:

          1. Establish independent monitoring mechanisms in conjunction with non-governmental organizations, including allowing direct access to employees who make Company products;

          2. Strengthen internal monitoring procedures; and

          3. Translate "Vendor Standards of Conduct" into the language of employees of Company suppliers and require suppliers to distribute these documents to employees."

          This proposal was submitted to the Company by the Southern Regional Joint Board of UNITE pursuant to Rule 14a-8 under the proxy rules, and has been included in Management's proxy statement as Proposal (d). We are hereby soliciting proxies in support of this proposal.

VENDOR STANDARDS AND RETAILER RESPONSIBILITY HAVE BECOME VISIBLE PUBLIC ISSUES

          On August 2, 1995, the issue of retailer responsibility for vendor conduct was thrust powerfully before the public eye when state and federal investigators raided a barbed wire-enclosed compound in El Monte, California. Inside they found sixty-six Thai immigrant workers who had been held against their will as virtual slave laborers, sewing clothes for as little as fifty cents per hour. Shortly thereafter, then-U.S. Secretary of Labor Robert Reich announced that six of the May Company's department store chains may have received apparel made in the El Monte factory.

          Since these revelations, the use of suppliers who operate illegal sweatshop factories in the United States and abroad has become an issue of increasing importance to the American consumer. Last year's furor around the conditions of workers producing Wal-Mart's Kathy Lee Gifford line, and the Department of Labor's high-profile "No Sweat" campaign, have given these problems further prominence. Customers have responded by expressing their empathetic distaste for workplace abuses. A November 1996 Marymount University study reported that nearly 80% of shoppers would avoid a retailer who sold clothes made in sweatshops.


THE MAY COMPANY'S PRIVATE LABEL MERCHANDISE PROGRAM

          The sale of apparel is the lifeblood of our Company's business. Traditionally, apparel has accounted for over three-quarters of all sales in the department store industry. Key to our Company's apparel program are its proprietary brands, or private labels, which play an important role in differentiating the May Company store chain's image to the buying public. May Company's private label apparel program also represents a sales powerhouse for our firm. Last year it accounted for over $1.8 billion in revenues and 15% of total sales. Over half of these sales were concentrated in just five private label lines -- three in men's apparel and two in womenswear.

          Our Company has invested heavily in building one of the retail industry's strongest private label programs. It has an extensive merchandising and product development operation which employs over 500 personnel and operates overseas offices in ten different countries. Because this private label program enables our Company to perform many of the design, sourcing and marketing functions that would otherwise be performed by outside designers, it earns significantly higher margins than traditionally branded goods. In general, mark-up on private label apparel is estimated to be 60% higher than on "outside brands."

THE MAY COMPANY VENDOR RESPONSIBILITY PROGRAM

          The May Company's private label program directly involves our Company in the garment manufacturing process, from the selection of factories to the monitoring of quality assurance. According to our Board, the Company "inspect(s) each factory and subcontractor factory of a supplier of the Company's private label merchandise before an initial order is placed." Our directors state that a purpose of our Company's sourcing policy is to ensure that "the merchandise sold in [the Company's] stores is manufactured in accordance with all applicable laws, including those relating to the rights and welfare of the workers producing the merchandise."

          The Vendor Responsibility Program maintained by the Company is comparable to other vendor policies adopted by similarly situated companies. It includes the following features, as more fully described in Management's proxy statement: notification of all overseas suppliers of its private label merchandise of the Company's policies and standards with respect to labor laws, child labor and prison labor; written notification by suppliers of compliance with those policies at the time the business relationship is established and annually thereafter; annual notification of each current domestic brand name and private label supplier of the Company's labor policies and standards, and notification that failure to operate in compliance with the policies and standards would prevent the Company from continuing to do business with the supplier; certification and warranty by manufacturers set forth on each purchase order that the manufacturer, and all third party contractors, comply with all labor laws, regulations and codes, including laws relating to the employment of children and prison labor; inspection of each factory and subcontractor factory of suppliers of the Company's private label merchandise before an initial order is placed with a supplier and annually thereafter; and notification of any violations noted during inspection and, if the violations are not corrected, termination of purchases from that supplier.

          Because we believe that these measures have not been effective in preventing certain abuses in violation of the labor standards promulgated by the Company, and although we acknowledge that the Company has no legal obligation to do so, we believe that the Company should adopt even stricter vendor standards of conduct in accordance with the "best practices" relating to sourcing policies adopted by certain major retailers.

VIOLATIONS OF LABOR STANDARDS BY CERTAIN VENDORS

          We believe that the May Company Vendor Responsibility Program could be more effective in preventing certain violations of labor standards espoused by the Company. Recent examples of vendors' non-compliance with applicable standards of conduct include the following:

          . In 1994, Y.P.S., a factory which produced women's jackets for the Company's Amanda Smith and Lord and Taylor labels, was ordered by the New York State Department of Labor to make payments to its workers of over $50,000 in illegally-withheld back wages. Y.P.S. had been previously cited by the DOL in 1994 for $129,544 in wage and hour violations.

          . The exclusive manufacturer of May's Pant-her line of women's clothing, Norton McNaughton is a major New York apparel firm. May Company is McNaughton's most important customer, accounting for 38% of sales in 1994. Since 1992 state and federal investigators have linked Norton McNaughton to contractors who fail to pay overtime and minimum wage.

          . An investigation conducted in November, 1996 by the Urban Community Mission of Jakarta ("UCM - Jakarta"), an internationally-respected non-governmental organization, revealed child labor, sub-minimum wages and searches of workers at two Indonesian garment factories which have exported garments to May Company. One of these factories, PT Sandrafine Garment, has a widely-reported history of strikes, the latest occurring in April 1996, when workers protested the company's refusal to pay the minimum wage.

          . In January, 1997 UCM - Jakarta conducted a follow-up investigation of three additional factories, PT Hand Sum Tex, PT Kaho Indah Citra Garment and PT Sutera Indah Utama, which have exported garments to May Company, and found that all were in violation of Indonesian minimum wage standards. The survey also revealed employment of child laborers and widespread failure to provide workers with legally required leaves and benefits.


STRONGER MEASURES ARE NEEDED TO IMPROVE ENFORCEMENT OF MAY'S VENDOR STANDARDS

          Although the Company is not legally responsible for the abuses that occur at the facilities of its vendors like those described above, we believe that the May Company should take immediate and effective action to improve enforcement of its vendor standards in order to protect both its private labels and its stores from association with such abuses. The management proxy statement agrees that it is in the best interest of shareholders for the Company to "remain focused on monitoring [the Company's] existing policies and practices to enhance compliance by its suppliers." However, we believe that the procedures currently in place under its Vendor Responsibility Program are insufficient since they rely heavily on contractors' and vendors' written promises of ethical behavior.

          We believe that the May Company should adopt effective structures to monitor vendors' actual treatment of their workers in accordance with the "best practices" that have been adopted by certain major retailers. Our resolution proposes that three specific measures be taken:

          . ESTABLISH MECHANISMS FOR INDEPENDENT MONITORING OF VENDORS BY NON-GOVERNMENTAL ORGANIZATIONS (NGO'S): We believe monitoring by local NGO's is more effective than the Company's current practice of commissioning one-time inspections by outside accounting firms which may lack continuing relationships with workers or familiarity with local labor standards.

          . STRENGTHEN INTERNAL MONITORING PROCEDURES: An October 1996 Department of Labor survey showed that monitoring contractors doubles their likelihood of compliance with wage and hour regulations. Regular monitoring of contractors is a major criteria for inclusion on the Department of Labor's "Trendsetter List" of firms taking effective steps to ensure their goods are not made in sweatshops. The May Company has been noticeably absent from this list since its inception in 1995.

          . TRANSLATE "VENDOR STANDARDS OF CONDUCT" INTO THE LANGUAGE OF EMPLOYEES OF COMPANY SUPPLIERS AND REQUIRE THAT VENDORS DISTRIBUTE THESE STANDARDS TO EMPLOYEES: Clearly a key element in enforcing the Company's standards is to ensure that the workers they are designed to protect understand their own employer's responsibilities. Noting that a 1995 survey of Central American and Asian apparel factories found that only 22 out of 70 plants visited had informed their workers of their customers' codes of conduct, the Department of Labor has recommended direct contact with employees to ensure that Codes are communicated and enforced.

          Over the years, the May Company has achieved its goals by maintaining the integrity of its name-plates and staying abreast of a changing retail environment. Although many other major retailers have vendor standards that are comparable to those of the Company, and although the Company is under no legal obligation to adopt stricter standards, we believe that it should take the lead in shielding its image from being tarnished by implication in sweatshop abuses. Shareholders should support our resolution to encourage the Board of Directors to take strong action to address this threat to our Company's good name.

WE URGE YOU TO VOTE FOR THIS PROPOSAL
                    ---

                                 OTHER MATTERS

          In addition to soliciting proxies in connection with the proposals by the Independent Shareholders' Committee, the Company's directors are soliciting proxies in connection with the following proposals to be brought before the Annual Meeting: election of four directors (Proposal (a)); ratification of the appointment of auditors (Proposal (b)), and a shareholder proposal to eliminate the Company's classified board and require that directors stand for election annually (Proposal (c)).

          The accompanying BLUE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

          THE INDEPENDENT SHAREHOLDERS' COMMITTEE URGES A VOTE FOR PROPOSALS
(A), (B), (C), (D) AND (E).

                             ELECTION OF DIRECTORS
                             ---------------------
                        (Proposal (a) on the Proxy Card)

          You may vote FOR the election of each of the Company's Nominees as Directors or withhold authority to vote for the Company's Nominees by marking the proper box on the BLUE Annual Meeting proxy card. You may also withhold your vote from any one or more of the Nominees by writing the name of such nominee(s) in the space provided on the BLUE Annual Meeting proxy card. IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE ELECTION OF ALL OF THE COMPANY'S NOMINEES PROVIDED THAT YOU HAVE SIGNED AND DATED THE PROXY CARD.

                            RATIFICATION OF AUDITORS
                            ------------------------
                        (Proposal (b) on the Proxy Card)

          This proposal seeks the ratification of Arthur Andersen LLP as independent accountants for fiscal 1997.

PLEASE CAST YOUR VOTE FOR THIS RESOLUTION.
                      ---

                     CLASSIFIED BOARD SHAREHOLDER PROPOSAL
                     -------------------------------------
                        (Proposal (c) on the Proxy Card)

          We believe that May Company's classified Board is an anti-takeover device which neither adds shareholder value nor is needed to protect the interests of shareholders. We further believe board accountability to shareholders is strengthened when all directors must stand for election annually. Studies indicate that classified boards and other anti-takeover devices have an adverse impact on shareholder value. In 1991 a study by Lilli Gordon of the Gordon Group and John Pound of Harvard University found that companies with restrictive corporate governance structures, including those with classified boards, are "significantly less likely to exhibit outstanding long-term performance relative to their industry peers."

PLEASE CAST YOUR VOTE FOR THIS RESOLUTION.
                      ---

                                 VOTING RIGHTS

          The Company's Board of Directors has fixed the close of business on April 1, 1997 as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. Owners of common stock are entitled to cast one vote for each share owned. According to the Company's proxy statement, the outstanding voting securities of May Company as of the record date, which carry 250,606,163 votes, consisted of (i) 235,236,024 shares of common stock (excluding 78,400,972 shares of treasury stock), and (ii) 682,359 shares of ESOP stock which carry 15,370,139 votes. The owners of the outstanding common stock and of the ESOP stock are entitled to vote together as a single class. The election of directors requires a plurality of votes cast. The affirmative vote of the owners of a majority of the shares represented in person or by proxy and entitled to vote on the item is required to approve the ratification of auditors and the shareowner proposals. The shares represented by abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. Abstentions and broker non-votes are not counted as either FOR or AGAINST for purposes of the election of directors. An abstention is counted as a vote AGAINST, and a broker non-vote is not counted as either FOR or AGAINST, for purposes of approving the other matters to be acted upon at the annual meeting.


                               REVOCATION RIGHTS

          A shareholder who executes the enclosed proxy may revoke it at any time before it is exercised. An executed proxy may be revoked either by a later dated proxy with respect to the same matters, by giving notice of revocation to the Secretary of the Company, or by voting in person at the Meeting. Proper execution of the enclosed proxy will revoke a previously executed proxy delivered to the Company. If the proxy is not revoked, it will be voted by those herein named as you direct on the proxy.

                      UNMARKED PROXIES AND OTHER BUSINESS

          If you sign and return to us your BLUE proxy, your shares will be voted in accordance with your instructions. If no instructions are given for any matter, your shares will be voted for each of Management's director nominees (Proposal (a)) and for each of the other Annual Meeting proposals (Proposals
(b), (c), (d) and (e)), including the poison pill by-law amendment proposal and the vendor standards of conduct proposal described above.

          Except as set forth above, we are not aware of any proposals to be brought before the Annual Meeting. Should any other proposal be brought before the Annual Meeting, the vote required for approval of such proposal would be as prescribed by the Company's charter or by-laws or by applicable law. Should other proposals be brought before the Annual Meeting, the persons named on the BLUE proxy will abstain from voting on such proposals.

                            SOLICITATION OF PROXIES

          We expect to solicit proxies through the mail, as well as by telephone and facsimile and through personal interviews. We will also request brokers, custodians and other nominees to forward solicitation materials to the beneficial owners of Common Stock, and such persons will be reimbursed for their reasonable out-of-pocket expenses. Proxies may be solicited personally and by telephone and facsimile by regular employees of UNITE, none of whom will receive additional compensation for such solicitation. Proxies will not be solicited by specially engaged employees or paid solicitors.

          The cost of the solicitation will be borne solely by the Independent Shareholders' Committee. While the exact cost of the solicitation is not at this time known, it is not expected to exceed $25,000. Total expenditures to date, including printing and postage expenses, have been $5,000. Reimbursement for the cost of this solicitation will not be sought from the May Company.

                          INFORMATION CONCERNING THE
                      INDEPENDENT SHAREHOLDERS' COMMITTEE

          The May Company Independent Shareholders' Committee has been formed by UNITE and the Southern Regional Joint Board of UNITE for the purpose of this solicitation.

UNITE AND SOUTHERN REGIONAL JOINT BOARD

          The Southern Regional Joint Board of UNITE, as successor in interest to the Amalgamated Clothing and Textile Workers Union, is the beneficial owner of 50 shares of May Company Common Stock. Pension trusts (the "UNITE Pension Trusts") organized for the retirement benefit of members of UNITE, a labor organization headquartered in New York, New York, are the holders of approximately 53,418 shares of May Company Common Stock. UNITE represents approximately seventy-five May Company employees at three store locations. The Southern Regional Joint Board is comprised of various UNITE local affiliates located in the Southeastern region of the United States.

          The Independent Shareholders' Committee, UNITE and the Southern Regional Joint Board of UNITE are "participants" in this solicitation under Item 4 of Reg. 240.14a-101 of the Proxy Rules. The following employees of UNITE may also be deemed to be "participants" in this solicitation under Item 4 of Reg. 240.14a-101 of the Proxy Rules: Michael R. Zucker, Director of Corporate and Financial Affairs at UNITE, at 2100 L Street, N.W., Washington, D.C. 20037; Marka Peterson, Associate Director of Corporate and Financial Affairs at UNITE, at 2100 L Street, N.W., Washington, D.C. 20037; and Benjamin Hensler, Field Director of Corporate and Financial Affairs at UNITE, at 2100 L Street, N.W., Washington, D.C. 20037.

CERTAIN RELATIONSHIPS

          UNITE and the Southern Regional Joint Board of UNITE are collective bargaining representatives of employees at companies located throughout North America. Although UNITE is not currently seeking to organize employees at May Company, it may in the future engage in organizing activities at the Company or at vendors or manufacturers or other entities with which the Company conducts business. The Independent Shareholders' Committee was formed for the purpose of conducting this solicitation and does not engage in organizing activities.

          UNITE locals have three collective bargaining agreements in place with the Company that cover a total of 75 employees, and there are no current labor disputes. We note, however, that UNITE, as the preeminent labor union in the clothing and textile industries, in the ordinary course engages in organizing and collective bargaining activities at a variety of manufacturers and vendors that may supply goods to the Company.

              INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE

          We incorporate herein by reference the information relating to security ownership of management and certain beneficial owners contained in Management's May Company's 1997 proxy statement. Copies of such proxy statement and the 8-K incorporated herein by reference are available upon request by contacting the Independent Shareholders' Committee at the telephone number and address above. The Independent Shareholders' Committee and UNITE assume no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, Management's proxy statement or other May Company public filings.

                DEADLINE FOR SUBMISSION OF SHAREHOLDER PROPOSALS

          Proposals of shareholders intended to be presented at the next Annual Meeting must be received by The May Department Store Company, 611 Olive Street, St. Louis, Missouri 63101-1799 on or before December 25, 1997. The Independent Shareholders' Committee urges all qualified shareholders to submit their resolutions to management.

                                 MAY COMPANY INDEPENDENT
                                 SHAREHOLDERS' COMMITTEE


          PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED BLUE PROXY CARD PROMPTLY AND MAIL IT IN THE POSTAGE PRE-PAID ENVELOPE PROVIDED HEREWITH.

          If your shares are held in the name of a broker, bank or nominee, only it can sign a proxy card and only upon receipt of your specific instructions to do so. Accordingly, please contact the person responsible for your account and give him or her appropriate instructions to execute the blue proxy card.

     IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL (202) 785-5690.

                       THE MAY DEPARTMENT STORES COMPANY

                      1997 ANNUAL MEETING OF SHAREHOLDERS
                           THIS PROXY IS SOLICITED BY

                MAY COMPANY INDEPENDENT SHAREHOLDERS' COMMITTEE


     The undersigned shareholder of The May Department Stores Company hereby appoints each of Michael R. Zucker, Marka Peterson, and Benjamin Hensler, and each of them with full power of substitution, for and in the name of the undersigned, to represent and to vote, as designated below, all common shares of The May Department Stores Company that the undersigned is entitled to vote if personally present at the 1997 Annual Meeting of Shareholders of The May Department Stores Company, to be held on May 23, 1997 at Cervantes Convention Center, St. Louis, Missouri at 10:00 a.m. C.S.T., and at any adjournment, postponement or rescheduling thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.

                MAY COMPANY INDEPENDENT SHAREHOLDERS' COMMITTEE
            RECOMMENDS A VOTE FOR EACH OF THE ITEMS SET FORTH BELOW:

               (Please mark with an "X" in the appropriate boxes)



(a) ELECTION OF DIRECTORS: Election of Jerome T. Loeb, Russell E. Palmer, Michael R. Quinlan and William P. Stiritz.

[ ]    FOR all nominees ex-          [ ]  WITHHOLD AUTHORITY
       cept as marked below              for all nominees

(INSTRUCTION: To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided below.)

(b)  Approval of proposal to approve Arthur Andersen LLP as Independent
Auditors.

          For            Against         Abstain
          [ ]              [ ]             [ ]


(c)   Approval of proposal to declassify the Board of Directors.

          For            Against         Abstain
          [ ]              [ ]             [ ]


(d) Approval of the proposal to urge the Board of Directors to strengthen the Company's Vendor Standards of Conduct.

          For            Against         Abstain
          [ ]              [ ]             [ ]



(e) Approval of proposal to eliminate the poison pill through an amendment to the Company's By-Laws.

          For            Against         Abstain
          [ ]              [ ]             [ ]

     If no marking is made, this PROXY will be voted FOR all of the nominees listed above, FOR the proposal to approve Arthur Andersen LLP as Independent Auditors, FOR the proposal to declassify the Board of Directors, FOR the proposal to urge the Board of Directors to strengthen the Company's Vendor Responsibility Program and FOR the anti-poison pill by-law proposal. If no directions are given, and this signed card is returned, the undersigned understands that the proxies named on Management's proxy card will vote in accordance with recommendations of the board of directors and in each proxy's discretion on any other matter that may properly come before the meeting and at any adjournment or postponement thereof.

     Please date and sign this proxy exactly as your name appears hereon:

Dated:  __________________________, 1997

(Signature)

(Signature, if held jointly)
(Title)

When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such.